Ridgeway Petroleum Corp.

02042594

02 JUL 16 AM 12:45

SUPPL

NEWS RELEASE

Ridgeway supplying Gas to FLO-CO_2 Liquids Plant
Ridgeway appoints Dorrier Director

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

Listed: TSX Venture (Symbol: RGW)
Listed: Frankfurt Stock Exchange (Symbol: RWP)

Date: July 4, 2002

Ridgeway Petroleum Corp. (the "Company") is pleased to announce the July 4 start-up of the FLO-CO_2 liquids plant located within the Company's St. Johns Helium / CO_2 project field on property leased from and adjacent to the Springerville Generating Station owned by Tucson Electric Power.

Pursuant to the twenty-year contract, Ridgeway will supply crude CO_2 at the wellhead to the FLO-CO_2 owned and operated facilities.

Based on the current demand in the area, FLO-CO_2 has indicated there will be an early ramp up from the initial production rate of 100 tons per day. During the period of the contract, FLO-CO_2 has the option to expand to 1,000 tons per day.

This production represents Ridgeway's first cash flow from the St. Johns project.

The Company is also pleased to announce the appointment of John P. Dorrier to its Board of Directors effective immediately.

Mr. Dorrier is Chairman and Chief Executive Officer of Gulfsands Petroleum Ltd., a company he founded in 1997. He holds BSc. degrees in Physics and Geophysics from University of Utah. During his career, John has originated and participated in highly successful exploration and production projects in North and South America, Australia, Africa and the Middle East.

dlw 7/16

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

About Ridgeway Petroleum: The Company has been exploring for oil and gas in North America since 1980. Among its holdings (in the St. Johns Anticline of eastern Arizona and western New Mexico) is the largest known accumulation of undeveloped Helium and carbon dioxide (CO_2) in the world. CO_2 is critical to the enhanced oil recovery industry, while Helium is indispensable for such applications as MRI processing in hospitals, the success of NASA space shuttle missions, and research using superconducting magnets.

For more information, please contact Don Currie toll free 1-888-990-3551 or visit our website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Walter B. Ruck, President

THE **TSX VENTURE EXCHANGE** HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Certain statements in this News Release constitute "forward looking statements" within the meaning of the Private Securities Litigations Reform Act. of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.